EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines a.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations[b]	$1,806	$(1,772)	$1,804	$3,309	$3,030
Fixed charges	1,437	1,620	1,504	1,103	1,099
Distributed income of equity investees	139	263	369	156	138
Deduct:
Preference security dividend requirements of consolidated subsidiaries	31	140	170	170	126
Interest capitalized[c]	18	58	193	139	54

Total earnings (loss) (as defined for the Fixed Charges calculation)	$3,333	$(87)	$3,314	$4,259	$4,087

Fixed charges:
Interest on debt, including capitalized portions	$1,368	$1,440	$1,294	$899	$946
Estimate of interest within rental expense	38	40	40	34	27
Preference security dividend requirements of consolidated subsidiaries	31	140	170	170	126

Total fixed charges	$1,437	$1,620	$1,504	$1,103	$1,099

Ratio of earnings to fixed charges	2.3	— (d)	2.2	3.9	3.7

a	Consolidated Statement of Operations amounts have been adjusted for discontinued operations.
b	Excludes minority interest expenses and income or loss from equity investees.
c	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
d	Earnings were inadequate to cover fixed charges by $1,707 million for the year ended December 31, 2003.